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                                                  hours per response ....... 0.5
                                                  ------------------------------

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   FORM 4
-------------

[X] Check this box if no longer subject to
    Section 16.  Form 4 or Form 5 obligations
    may continue.  SEE Instructions 1(b).



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

     H&F CORPORATE INVESTORS IV (BERMUDA), L.P. (1)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     C/O A.S. & K. SERVICES, LTD., CEDAR HOUSE, 41 CEDAR AVENUE
--------------------------------------------------------------------------------
                                    (Street)

     HAMILTON HM 12                   BERMUDA
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

     ARCH CAPITAL GROUP, LTD. (NASDAQ - ACGL)

--------------------------------------------------------------------------------
3.   I.R.S. or Identification Number of Reporting Person (Voluntary)

     94-3410238

--------------------------------------------------------------------------------
4.   Statement for Month/Year

     09/19/02

--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


                         ----------------------------------

--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing    (Check Applicable Line)

     [ ]  Form filed by one Reporting Person
     [X]  Form filed by More than One Reporting Person

--------------------------------------------------------------------------------


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date (Month/  ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            Day/Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Shares, par value              09/19/02       X              1,113,289     A     $20.00   1,116,977(2)    I        Partner-
$0.01 per share                                                                                                        ship (1)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, SEE
  Instruction 4(b)(v).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                                                          (Over)
                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
CLASS A WARRANTS   $20.00   9/19/02    X           1,113,289 11/20/01 9/19/02  COMMON  1,113,289       10,782,138(3) I      PARTNER-
TO PURCHASE                                                                    SHARES                                       SHIP(1)
COMMON SHARES
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1) The reporting persons are, and this Form 4 is filed on behalf of, HFCP IV (Bermuda), L.P. (HFCP IV Bermuda), H&F International Partners IV-A
     (Bermuda), L.P. (HFIP IV-A Bermuda), H&F International Partners IV-B (Bermuda), L.P. (HFIP IV-B Bermuda) and H&F Executive Fund IV (Bermuda),
     L.P.  (HFEF  Bermuda)   (collectively,   the  Reporting  Persons).  H&F
     Investors IV (Bermuda), L.P. (HFI IV Bermuda) is the sole general partner of each of HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda and HFEF Bermuda. H&F Corporate Investors IV (Bermuda) Ltd. (HFCI Bermuda) is the sole general partner of HFI IV Bermuda. A nine member investment committee of HFCI Bermuda (the Investment Committee) has investment discretion over the securities. As a result, HFCI Bermuda and HFI IV Bermuda may be deemed to control HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda, HFEF Bermuda and HFI IV Bermuda. The members of the Investment Committee disclaim beneficial ownership, except to the extent of their respective indirect pecuniary interests in the issuer.

(2) Includes 3,688 Common Shares issued to John L. Bunce, Jr. and David R. Tunnell, each of whom is affiliated with the Reporting Persons, in consideration of their services as directors of the issuer, which Common Shares are held by Messrs. Bunce and Tunnell for the benefit of the Reporting Persons.

(3) Includes options to purchase 1,800 Common Shares issued to Messrs. Bunce and Tunnell, in consideration of their services as directors of the issuer, which Common Shares are held by Messrs. Bunce and Tunnell for the benefit of the Reporting Persons.


               H&F CORPORATE INVESTORS IV (BERMUDA) LTD.

               By: /s/ Georgia Lee                               9/20/02
                 ---------------------------------        ---------------------
               Name:  Georgia Lee
               Title: Vice President and Treasurer
               **Signature of Reporting Person                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                 SEC 1474 (3-99)


                                                     JOINT FILER INFORMATION
                                                     -----------------------

                                                                 Issuer &          Date of Event
        Name             Address         Designated Filer      Ticker Symbol       Requiring Report             Signature
        ----             -------         ----------------      -------------       ----------------             ---------
HFCP IV (Bermuda),     c/o A.S.&K.         H&F Corporate       Arch Capital Group    September 19,      HFCP IV (Bermuda), L.P.,
L.P.                   Services Ltd.       Investors IV        Ltd. (ACGL)           2002
                       Cedar House         (Bermuda) Ltd.                                               By: H&F Investors IV
IRS Identification     41 Cedar Avenue                                                                  (Bermuda), L.P., its General
No.:                   Hamilton HM 12                                                                   Partner
                       Bermuda
94-3410224                                                                                              By: H&F Corporate Investors
                                                                                                        IV (Bermuda) Ltd., its
                                                                                                        General Partner

                                                                                                        By: /s/ Georgia Lee
                                                                                                           -----------------------
                                                                                                        Title: Vice President and
                                                                                                               Treasurer

H&F International      c/o A.S.&K.         H&F Corporate       Arch Capital Group   September 19,       H&F International Partners
Partners IV-A          Services Ltd.       Investors IV        Ltd. (ACGL)          2002                IV-A (Bermuda), L.P.,
(Bermuda), L.P.        Cedar House         (Bermuda) Ltd.
                       41 Cedar Avenue                                                                  By: H&F Investors IV
IRS Identification     Hamilton HM 12                                                                   (Bermuda), L.P., its General
No.:                   Bermuda                                                                          Partner

94-3410226                                                                                              By: H&F Corporate Investors
                                                                                                        IV (Bermuda) Ltd., its
                                                                                                        General Partner

                                                                                                        By: /s/ Georgia Lee
                                                                                                           -----------------------
                                                                                                        Title: Vice President and
                                                                                                               Treasurer

H&F International      c/o A.S.&K.         H&F Corporate       Arch Capital Group   September 19,       H&F International Partners
Partners IV-B          Services Ltd.       Investors IV        Ltd. (ACGL)          2002                IV-B (Bermuda), L.P.
(Bermuda), L.P.        Cedar House         (Bermuda) Ltd.
                       41 Cedar Avenue                                                                  By: H&F Investors IV
IRS Identification     Hamilton HM 12                                                                   (Bermuda), L.P., its General
No.:                   Bermuda                                                                          Partner

94-3410228                                                                                              By: H&F Corporate Investors
                                                                                                        IV (Bermuda) Ltd., its
                                                                                                        General Partner

                                                                                                        By: /s/ Georgia Lee
                                                                                                           -----------------------
                                                                                                        Title: Vice President and
                                                                                                               Treasurer

H&F Executive Fund     c/o A.S.&K.         H&F Corporate       Arch Capital Group   September 19,       H&F Executive Fund IV
IV (Bermuda), L.P.     Services Ltd.       Investors IV        Ltd. (ACGL)          2002                (Bermuda), L.P.
                       Cedar House         (Bermuda) Ltd.
IRS Identification     41 Cedar Avenue                                                                  By: H&F Investors IV
No.:                   Hamilton HM 12                                                                   (Bermuda), L.P., its General
                       Bermuda                                                                          Partner
94-3410229
                                                                                                        By: H&F Corporate Investors
                                                                                                        IV (Bermuda) Ltd., its
                                                                                                        General Partner

                                                                                                        By: /s/ Georgia Lee
                                                                                                           -----------------------
                                                                                                        Title: Vice President and
                                                                                                               Treasurer

H&F Investors IV       c/o A.S.&K.         H&F Corporate       Arch Capital Group   September 19,       H&F Investors IV (Bermuda),
(Bermuda), L.P.        Services Ltd.       Investors IV        Ltd. (ACGL)          2002                L.P.
                       Cedar House         (Bermuda) Ltd.
IRS Identification     41 Cedar Avenue                                                                  By: H&F Corporate Investors
No.:                   Hamilton HM 12                                                                   IV (Bermuda) Ltd., its
                       Bermuda                                                                          General Partner
94-3410230
                                                                                                        By: /s/ Georgia Lee
                                                                                                           -----------------------
                                                                                                        Title: Vice President and
                                                                                                               Treasurer